

04001431

SECURITI _____ _____ISSION

Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2003___ AND ENDING ___DECEMBER 31, 2003___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CORNERSTONE VENTURES, L.P. /FN Galway Securities LP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6363 WOODWAY, SUITE 970

                                      (No. and Street)

HOUSTON	TX	77057-1735
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                                      (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCDONALD, FOX & LUND, P.C.

                          (Name — if individual, state last, first, middle name)

24 GREENWAY PLAZA, SUITE 1212	HOUSTON	TX	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

HAROLD J. MILLER
_____, swear (or affirm) that,

t of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the fi
   CORNERSTONE VENTURES, L.P.
_____,

   DECEMBER 31   , XX 2003   , are true and correct. I further swear (or affirm) that neither the con
· any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as tl
ustomer, except as follows:

_____

_____

_____

_____

Signature

Managing Partner
Title

Notary Public

; report** contains (check all applicable boxes):
   (a) Facing page.
   (b) Statement of Financial Condition.
   (c) Statement of Income (Loss).
   (d) Statement of Changes in Financial Condition.
   (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
   (g) Computation of Net Capital
   (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
   (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
   (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and
        Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
        solidation.
   (l) An Oath or Affirmation.
   (m) A copy of the SIPC Supplemental Report.
   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous au

ɔr conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

1) SEE NOTE 6 INCLUDED IN NOTES TO FINANCIAL STATEMENTS.

To the Partners' of
Cornerstone Ventures, L.P.
Houston, Texas

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Cornerstone Ventures, L.P. (a Texas Limited Partnership) as of December 31, 2003 and the related statements of income, changes in partners' capital, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Ventures, L.P. as of December 31, 2003, and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Houston, Texas
February 11, 2004

CORNERSTONE VENTURES, L.P.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash	$	56,227
Furniture, equipment, and computer software, less accumulated depreciation and amortization of $61,192		20,331
Total assets	$	76,558

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	$	-
Partners' capital		76,558
Total liabilities and partners' capital	$	76,558

The Notes to Financial Statements are an integral part of this statement.

CORNERSTONE VENTURES, L.P.
STATEMENT OF INCOME
For the Year Ended December 31, 2003

REVENUES:		
Consulting	$	70,203
Interest and dividends		56
Total revenues		70,259
OPERATING EXPENSES:		
Compensation and related expenses		30,172
Computer expense		1,959
Depreciation and amortization		3,662
Dues and subscriptions		4,107
Insurance		1,444
Legal and professional fees		69,807
Miscellaneous		1,003
Office expense		7,719
Postage		1,018
Rent		17,774
Supplies		2,872
Taxes and licenses		3,030
Telephone		910
Travel and entertainment		15,888
Total operating expenses		161,365
Less: reimbursed expenses		(113,542)
Net operating expenses		47,823
Net income	$	22,436

The Notes to Financial Statements are an integral part of this statement.

CORNERSTONE VENTURES, L.P.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	22,436
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		3,662
Decrease in receivables from customers		83,175
Decrease in prepaid expenses		2,958
Decrease in accounts payable and accrued liabilities		(24,672)
Decrease in deferred revenue		(40,000)
Cash provided by operations		47,559
CASH FLOWS FROM INVESTING ACTIVITIES -		
Purchase of fixed assets		(285)
INCREASE IN CASH		47,274
CASH AT BEGINNING OF PERIOD		8,953
CASH AT END OF PERIOD	$	56,227

Supplemental cash flow disclosures:

There were no interest or tax payments for the year.

The Notes to Financial Statements are an integral part of this statement.

CORNERSTONE VENTURES, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
For the Year Ended December 31, 2003

	Partners' Capital
Balance, December 31, 2002	$ 54,122
Net income	22,436
Balance, December 31, 2003	$ 76,558

The Notes to Financial Statements are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Operations

Cornerstone Ventures, L.P. (the Partnership) was formed as a limited partnership pursuant to the provisions of the Texas Revised Limited Partnership Act, on August 1, 1995. The Partnership was formerly known as Strevig, Miller and Company, L.P. An amendment was approved on August 26, 1996 to change the name of the Partnership to SMC Cornerstone Ventures, L.P. The partnership agreement was again amended on September 19, 1996 to change the name and conduct business under the name of Cornerstone Ventures, L.P.

The Partnership was established to provide investment banking services for small to mid-sized independent companies, public and private. The Partnership provides primarily two broad types of investment banking services: transaction services and advisory services.

On September 17, 1997, the Partnership was granted registration by the Securities and Exchange Commission pursuant to Rule 15(b) of the Securities Exchange Act of 1934. The Partnership is a member of the National Association of Securities Dealers.

During 2003, the partners of Cornerstone Ventures, L.P. formed a new partnership, Galway Group, L.P., to provide financial, investment banking and energy consulting services to global energy markets and energy providers. Effective June 2003, Galway Group, L.P. has succeeded all of the investment banking and consulting services previously provided by Cornerstone Ventures, L.P. Cornerstone Ventures, L.P. will continue to undertake private placement and sale of securities transactions requiring its broker/dealer registration. Beginning July 1, 2003, Galway Group, L.P. has subrogated the general and administrative expenses incurred in the operation of the firms services.

Note 2. Significant Accounting Policies

Revenues:

Revenues for private placements and mergers and acquisitions are recognized based on the nature of the engagement. Revenues for financial advisory fees are recognized over the term of the related engagement, while success fees are recognized upon consummation of a transaction. Revenues for fairness opinions are recognized as the service is provided.

NOTES TO FINANCIAL STATEMENTS

Note 2. Significant Accounting Policies (continued)

Property:

The cost of property purchases and improvements is capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. The cost of property sold or retired and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is recognized currently. Depreciation expense for the year ended December 31, 2003 totaled $3,662.

Depreciation expense is computed using an accelerated straight-line method over the following estimated service lives:

Furniture	7 years
Equipment	5 years
Computer software	3 years

Statement of Cash Flows:

The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes:

Under the Internal Revenue Code, the net taxable income of the Partnership and any related tax credits are deemed to pass to the members and are included in their personal return even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the members.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

Note 3. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the Partnership had net capital of $56,227, which was $51,227 in excess of its required net capital of $5,000.

Note 4. Commitments

The Partnership occupies office space under a 36 month lease which will expire on October 15, 2004. The lease commitment totals approximately $2,850 per month. Effective July 2003, Galway Group, LP has provided payments for the lease.

Note 5. Related-Party Transactions and Balances

Included in expenses is $28,072 paid to H. J. Miller Company, Inc. and $2,100 paid to Galway Group, L.P. as reimbursement for employee compensation and related payroll expenses incurred on behalf of the Partnership.

Note 6. Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2003, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

Note 7. Possession or Control Requirements Under Rule 15c3-3

The Partnership does not hold customer funds or securities. A review of procedures over safeguarding securities was not necessary.

Note 8. Concentration of Credit Risk and Major Customers

The Partnership's financial instruments that are subject to concentrations of credit risk consist primarily of cash and cash equivalents. The Partnership places its cash and temporary investments with one high credit quality institution. At times, such investments may be in excess of the FDIC insurance limits. During the year ended December 31, 2003, approximately $70,000 or 100% of the Partnership's annual revenues were from two major customers. Major customers are defined as those comprising more than 10% of the Company's annual revenues.

NOTES TO FINANCIAL STATEMENTS

Note 9. Contingencies

During the ordinary course of business, the Partnership has been named as a defendant in a lawsuit. The ultimate outcome of the litigation cannot presently be determined. The Partnership's management believes, however, that any liability it may incur would be covered under an indemnity agreement with another party to the suit and would not have a materially adverse effect on its financial condition or its results of operations. Accordingly, adjustments, if any, which might result from the resolution of these matters, have not been reflected in the financial statements. Included in reimbursed expenses is $100,000 received from the co-defendant for reimbursement of legal expenses incurred by the Partnership in 2003 and prior years.

BROKER OR DEALER CORNERSTONE VENTURES, L.P.   as of DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition.........................(1).. $ _____76,558_____ | 3480 |
2. Deduct ownership equity not allowable for Net Capital ....₁₉ (_____)| 3490 |
3. Total ownership equity qualified for Net Capital .... _____76,558_____ | 3500 |
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital................. _____—_____ | 3520 |
   B. Other (deductions) or allowable credits (List).. _____—_____ | 3525 |
5. Total capital and allowable subordinated liabilities... $ _____76,558_____ | 3530 |
6. Deductions and/or charges: (2)₁₇
   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 20,331 | 3540 |
   B. Secured demand note deficiency .... — | 3590 |
   C. Commodity futures contracts and spot commodities-
      proprietary capital charges... — | 3600 |
   D. Other deductions and/or charges .... — | 3610 | (_____20,331_____)| 3620 |
7. Other additions and/or allowable credits (List)... — | 3630 |
8. Net capital before haircuts on securities positions ....₂₀ $ _____56,227_____ | 3640 |
9. Haircuts on securities (computed, where applicable,
      pursuant to 15c3-1 (f)):
   A. Contractual securities commitments ....$ — | 3660 |
   B. Subordinated securities borrowings.................................... — | 3670 |
   C. Trading and investment securities:
      1. Exempted securities..₁₈ — | 3735 |
      2. Debt securities .... — |-3733 |
      3. Options .... — | 3730 |
      4. Other securities .... — | 3734 |
   D. Undue Concentration .... — | 3650 |
   E. Other (List)... — | 3736 | (_____)| 3740 |
10. Net Capital ....(3) $ _____56,227_____ | 3750 |

OMIT PENNIES

SEE ATTACHED

(1) AMOUNT DOES NOT AGREE WITH AMOUNT OF EQUITY PER FOCUS REPORT DUE TO THE FOLLOWING:

OWNERSHIP EQUITY FROM AUDITED STATEMENT	$ 76,558
ADJUSTMENTS	-
EQUITY FROM FOCUS REPORT	$ 76,558

(2) NONALLOWABLE ASSETS

FURNITURE, EQUIPMENT AND COMPUTER SOFTWARE	$ 20,331

(3) NET CAPITAL RECONCILIATION

CAPITAL - PER FOCUS REPORT	$ 55,827
PLUS ADDITIONAL FURNTIRE, EQUIPMENT AND COMPUTER SOFTWARE	400
AUDITED NET CAPITAL	$ 56,227

BROKER OR DEALER	CORNERSTONE VENTURES, L.P.	as of DECEMBER 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	—	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	51,227	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	56,227	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$	—	3790
17. Add:			
A. Drafts for immediate credit .... $ — [3800]			
B. Market value of securities borrowed for which no equivalent value is paid or credited .... $ — [3810]			
C. Other unrecorded amounts (List) .... $ — [3820]	$	—	3830
19. Total aggregate indebtedness	$	—	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)	%	0%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	0%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT — N/A

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24. Net capital requirement (greater of line 22 or 23)	$	N/A	3760
25. Excess net capital (line 10 less 24)	$	N/A	3910
26. Net capital in excess of: .5% of combined aggregate debit items or $120,000	$	N/A	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

1/83

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CORNERSTONE VENTURES, L.P.	AS OF <u>DECEMBER 31, 2003</u>

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [_____] [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
customers" maintained .... X [4560]

C. (k) (2)(B)—All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing
firm [_____ 4335] [_____] [4570]

D. (k) (3)—Exempted by order of the Commission .... [_____] [4580]

Note: In the opinion of the management of Cornerstone Ventures, L.P.,
conditions of the Company's exemption from Rule 15c3-3 were complied with
through the year ended December 31, 2003.

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

To the Partners' of
Cornerstone Ventures, L.P.

In planning and performing our audit of the financial statements of Cornerstone Ventures, L.P. (the Partnership) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Houston, Texas
February 11, 2004